CONFIDENTIAL

April 12, 2010

Mr. Mark Jarvis, President and CEO
Hard Creek Nickel Corporation
Suite 1060 - 1090 West Georgia Street
Vancouver, BC, V6E 3V7
Canada

Re: Financial Advisory Services

Dear Mr. Jarvis:

This letter sets out the terms upon which you agree to engage The Balloch Group Limited (***TBG***) as Financial Adviser on an exclusive basis in the Peoples Republic of China and on a non-exclusive basis elsewhere, to provide Hard Creek Nickel Corporation (the ***Company or Hard Creek***) with advisory and consulting services (the ***Engagement***) in relation to the Company's interests in finding a Chinese based strategic investment partner for Hard Creek's nickel project (***Project***) in Canada who will actually complete an investment in the Project or the Company.

This letter (including the Appendices) shall constitute the entire agreement (the ***Agreement***) between TBG and the Company in respect of the Engagement to the exclusion of any other express or implied terms, whether expressed orally or in writing, including any conditions, warranties and representations and shall supersede all previous contracts, letters of engagement, undertakings, agreements and correspondence regarding the Engagement.

TBG and the Company hereinafter may each be referred to as a ***Party*** and collectively the ***Parties***.

1. Scope of Engagement

The scope of the Engagement is set out in Appendix I attached hereto and shall under no circumstances be interpreted to include TBG giving tax, legal, accountancy or other specialist or technical advice or services other than those expressly set out in Appendix I which in no event shall be deemed to take the place of the advice of the Company's independent professional tax, legal and accounting advisors.

In the course of carrying out the Engagement, TBG shall not assume obligations in the name of or on the account of the Company and shall not make any representations or warranties on behalf of the Company. TBG shall be deemed at all times to be an independent contractor and nothing contained herein shall be deemed to create the relationship of employer and employee, agent and principal, partnership or joint venture between the Company and TBG.

2. Fees and Expenses

Fees payable by the Company to TBG pursuant to this Agreement and the relevant billing arrangements are set out in Appendix II attached hereto.

The Company shall, within fifteen (15) business days after receiving TBG's written invoice which shall be issued every month, reimburse TBG for all of the travel (including business class air travel expenses), accommodation and other out-of-pocket expenses incurred by it and/or its Affiliates in connection with the Engagement (including, without limitation, printing, postage and telecommunications costs, and fees and disbursements of legal and other professional advisers) during the month concerned. Notwithstanding the foregoing, no single expenditure greater than US$2,000 shall be made without the prior written consent of the Company. TBG shall not engage any professional advisers for the purposes of the Engagement without the prior written consent of the Company.

3. Payment Terms

All sums payable by the Company to TBG under this Agreement, including without limitation any fees and expenses, shall be paid in full without withholding or deduction for or on account of any tax, duty, assessment or governmental charge of any nature unless such withholding or deduction is required by law.

Should the Company fail to make any payment in accordance with this Agreement by more than one month, it shall pay interest on the outstanding amount (accrued from the due date until the date of actual payment) at 3 month-USD-LIBOR+2% as published from time to time in the Money Rate Column of the Wall Street Journal.

4. Term and Termination

The term of the Engagement (the ***Term***) shall be the period of nine months from the Effective Date (defined in clause 14 below) until termination in accordance with this clause 4.

The Engagement may be terminated by either Party upon thirty days prior written notice at any time and, subject to the conditions set out below, without continuing obligation to TBG and its Affiliates or to the Company (as the case may be) except as regards:

(a) accrued rights and liabilities (including, in particular, any fees earned and expenses incurred by TBG and/or its Affiliates) as at the date of termination; and

(b) in the case of termination by the Company, the right to a success fee by TBG pursuant to this Agreement which shall continue to apply to financing and/or merger and acquisition activities (to which this Agreement would have applied but for the termination) which are concluded within eighteen (18) months of such termination where the introduction of a third party is made by TBG.

For the avoidance of doubt, clauses 4, 5, 7, 8 and 11 of this Agreement shall survive and remain in full force and effect notwithstanding any termination of the Engagement.

5. Confidentiality

The Parties acknowledge and agree that this Engagement and the activities contemplated by it, including without limitation all information, whether in written or any other form, disclosed to any Party by the other Party in relation to the Engagement, are confidential (the ***Confidential Information***). Each Party shall, and shall cause its respective officers, directors, employees and agents to, keep the Confidential Information confidential and not disclose such Confidential Information to any third party other than:

(a) its legal counsel, accountants, financial advisors and other professional advisors who have been instructed to keep such Confidential Information confidential;

(b) as required by law, regulation or judicial process, should a party be required to disclose Confidential Information, it shall promptly advise the other party so that it may take such legal steps as may be necessary to prevent the disclosure of such Confidential Information.

6. Authorities

TBG is authorised by the Company to do any and all things or acts necessary and appropriate to carry out the Engagement and to comply with any applicable law, rule, regulation, code of conduct, authorisation, consent or practice. The Company agrees to ratify and confirm everything lawfully done in the exercise of such authority by TBG in close consultation with the Company, unless such consultation, in TBG's opinion, is neither feasible nor practicable. The Company agrees to include, wherever possible, a representative of TBG in any discussion with any potential investor relating to the Engagement.

7. Indemnity

The Company covenants and undertakes with TBG and each of its associates (collectively the ***Indemnified Persons***) to indemnify them against (a) all claims, actions, liabilities, proceedings or judgments brought against the Company or any of the Indemnified Persons in their actions in support of this engagement; and (b) all losses, costs, charges and expenses which any of the Indemnified Persons may suffer or incur whether directly or indirectly as a result of or in defense of any such claim, action, proceeding or judgment, provided that the same shall not have been determined by a competent court of law, or by final award of the Hong Kong International Arbitration Centre, to have resulted directly from gross negligence or willful misconduct on the part of the Indemnified Person.

8. Limitations on Claims

Any claim by the Company against TBG shall be subject to the limitations set out in Appendix III attached hereto.

9. Severability and Assignment

Each provision of this Agreement (including the Appendices) is severable and if any provision (in whole or in part) is or becomes invalid or unenforceable or contravenes any applicable regulations or laws, the remaining provisions and the remainder of the affected provision (if any) shall remain unaffected and valid. In any such event, the Parties shall use their best endeavours to replace the affected provision by a new provision reflecting their original intention as closely as possible.

No assignment shall be made by any Party of any of its obligations under this Agreement without the prior written consent of the other Party.

10. Governing Law

This Agreement and the Engagement shall be governed by, and construed in accordance with, the laws of British Columbia and the parties agree that the Supreme Court of British Columbia will have exclusive jurisdiction to hear all matters arising from a dispute not subject to Arbitration or appeal from an Arbitration decision.

11. Dispute Resolution

Any dispute, controversy or claim (***Disputes***) arising from or in connection with this Agreement shall be settled through friendly negotiations between the Parties. All Disputes that are not settled in this manner within thirty (30) days after the receipt by either Party of written notification from the other Party of the existence of a Dispute shall be submitted to the Hong Kong International Arbitration Centre (***HKIAC***) for arbitration in accordance with the Arbitration Rules of the United Nations Commission of International Trade Law (***UNCITRAL Arbitration Rules***) then in force and as may be amended by the rest of this clause, which Rules are deemed to be incorporated by reference into this clause. The arbitration shall be administered by HKIAC in accordance with the HKIAC Procedures for Arbitration in force at the date of this Agreement including such additions to the UNCITRAL Arbitration Rules as are therein contained.

The arbitration proceeding, including all hearings and meetings, shall be held in Hong Kong. The arbitration shall be conducted in the English language. The tribunal shall consist of a sole arbitrator. The arbitrator shall be jointly selected by the Parties. If the Parties fail to reach an agreement within 25 days after one Party has first suggested a candidate arbitrator, the Chairman of HKIAC shall select such sole arbitrator.

The arbitral award shall be final and binding upon the Parties and shall be enforceable in accordance with its terms. Any arbitration expenses shall be paid by the losing Party unless otherwise determined by the arbitral tribunal. The Parties agree that, if it becomes necessary for a Party to enforce an arbitral award by legal action of any kind, the Party against whom the award was awarded shall pay all reasonable costs and expenses and attorneys' fees, including but not limited to any cost of additional litigation or arbitration incurred by the Party seeking to enforce the award.

During the period when a Dispute is being resolved, the Parties shall in all other respects continue their implementation of this Agreement.

12. Amendment

An amendment to this Agreement shall not be effective unless it is made in writing and signed by the Parties.

13. Notices

All notices between the Parties shall be written in English and may be delivered either by messenger, registered airmail or fax to the following addresses:

The Balloch Group Limited
Suite C512, 50 Liangmaqiao Rd,
Beijing 100016, China

Attention: Howard R. Balloch, President
Fax: 86-10-84540489

Hard Creek Nickel Corporation
Suite 1060 - 1090 West Georgia Street.
Vancouver, BC, V6E 3V7
Canada

Attention: Mr. Mark Jarvis, President & CEO
Fax: +1-604-681-2310

Notices (and copies in the case of the Company) shall be deemed delivered on the following dates:

(1) by messenger, on the date of delivery;

(2) by registered airmail, on the seventh (7th) day after posting;

(3) by fax, on the first working day after the date of transmission.

During the term of this Agreement, either Party shall have the right to change its address for receiving notices at any time, provided that the other Party is given prior written notice of such change.

14. Acknowledgement and Acceptance

Please acknowledge your acceptance of the terms of this Agreement by signing below and return a signed original of this Agreement, including its Appendices, to us whereupon this Agreement will take effect on May 01, 2010.

Sincerely yours,

For and on behalf of The Balloch Group	For and on behalf of Hard Creek Nickel Corporation
HRBall	
Howard R. Balloch, President	Mark Jarvis, President &CEO
Date: May 4, 2010	Date: ________________

THE BALLOCH GROUP
Suite C700, 50 Liangmaqiao Rd, Beijing 100016, China
Tel: 8610-8451-5559 Fax: 8610-8454-0489
E-mail: info@ballochgroup.com

贝祥投资集团
中国北京市朝阳区亮马桥路 50 号北京燕莎中心写字楼 C700
电话: 8610-8451-5559 传真: 8610-8454-0489
E-mail: info@ballochgroup.com 邮编: 100016

贝祥投资集团
THE BALLOCH GROUP

14. Acknowledgement and Acceptance

Please acknowledge your acceptance of the terms of this Agreement by signing below and return a signed original of this Agreement, including its Appendices, to us whereupon this Agreement will take effect on May 01, 2010.

Sincerely yours,

For and on behalf of The Balloch Group	For and on behalf of Hard Creek Nickel Corporation
______________________	[signature]
Howard R. Balloch, President	Mark Jarvis, President &CEO
Date: ______________	Date: May 3, 2010

THE BALLOCH GROUP
Suite C700, 50 Liangmaqiao Rd, Beijing 100016, China
Tel: 8610-8451-5559 Fax: 8610-8454-0489
E-mail: info@ballochgroup.com

贝祥投资集团
中国北京市朝阳区亮马桥路 50 号北京燕莎中心写字楼 C700
电话: 8610-8451-5559 传真: 8610-8454-0489
E-mail: info@ballochgroup.com 邮编: 100016

APPENDIX I

SCOPE OF ENGAGEMENT

The role of TBG under the Engagement is defined as below:

a) Advise Hard Creek in identifying potential investment partners for Hard Creek's nickel project;
b) Provide the Company with a list, from time to time, of potential investment partners and should such a potential investment partner already have engaged in discussions with the Company directly or indirectly through a third party, the Company shall promptly advise TBG and the parties agree that no fee to TBG shall apply to such potential investment partner. It is understood that only potential investment partners identified on the list and who have also entered into confidentiality agreements with the Company will entitle TBG to a fee should such potential investment partners actually invest in the Company or the Project;
c) Advise Hard Creek on the most suitable investment structure for a Chinese partner;
d) Prepare or customize any needed investment material to support the partner selection and negotiation process, and assist in the negotiation process by arranging, coordinating and participating in the meetings with interested potential investors, contractors or partners;
e) Assist with communications and negotiations with potential investors, government officials, contractors or partners;
f) Help to coordinate investor's due diligence;
g) Provide other services that may be requested by Hard Creek and agreed upon in writing.

APPENDIX 2

FEE SCHEDULE

As compensation for the Engagement, the Company shall pay TBG the following:

a. In lieu of a monthly cash retainer for services outlined under Appendix 1 a the Company shall grant to TBG 500,000 options with each option convertible to one share of the Company's common stock at a strike price equal to the per share price at the date of signing this agreement. The option shall expire on the earlier of three years from the date of signing of this Agreement or 60 days from termination of this Agreement.
b. A success fee, upon successful conclusion of a Chinese financing, would be payable from the total amount invested or financed and would be equal to [redacted]. It is understood that the success fee is based and payable only on the actual amount invested in the project or company. All references to dollars are to Canadian currency. *

TBG will be entitled to a pro rata portion of the fees if there is more than one third party who invests in the Project unless all such third parties have been introduced to the Project by TBG in which event, TBG shall be entitled to the full fee set out in Appendix 2. Nothing shall prevent the Company or TBG from creating a consortium of parties to invest in the Project and, if the Company or a third party introduces potential investors the Fee Schedule will be pro rated accordingly.

* In the case of Shougang International, TBG recognizes that an introduction has already been made by Liard First Nation (part of the Kaska Dena). If Shougang Intl. should become an investor, TBG will split the success fee with Liard First Nation on a mutually acceptable basis.

Third Party Professional Service Fee

The above fees are paid by the Company exclusively for TBG's financial advisory services in connection with the proposed transaction hereunder and do not include any fees for third-party professional service providers such as accountants and lawyers. TBG will assist the Company is selecting and engaging such third-party professional service providers and the Company shall directly make payment and compensation to such third-party professional service providers.

APPENDIX 3

LIMITATIONS ON CLAIMS

1. Time Limits

TBG shall not be liable for any claim by the Company against TBG and/or its Affiliates under this Agreement (the ***Claim***) unless they receive from the Company written notice containing details of the Claim including the Company's estimate (on a without prejudice basis) of the amount of such Claim by no later than the end of a six-month period following the expiration of the Term of the Engagement.

2. Thresholds for Claims

TBG shall not be liable for any Claim greater than the aggregate amount paid by the Company to TBG in the course of the execution of this agreement.

3. Limitations not applicable if fraud

None of the limitations contained herein shall apply to any Claim to the extent that the Claim (or the delay in discovery of it) is the consequence of, or is increased as a consequence of, dishonest or deliberate mis-statement or concealment or other fraud by TBG or any officer or employee of TBG.

THE BALLOCH GROUP
Suite C700, 50 Liangmaqiao Rd, Beijing 100016, China
Tel: 8610-8451-5559 Fax: 8610-8454-0489
E-mail: info@ballochgroup.com

贝祥投资集团
中国北京市朝阳区亮马桥路 50 号北京燕莎中心写字楼 C700
电话: 8610-8451-5559 传真: 8610-8454-0489
E-mail: info@ballochgroup.com 邮编: 100016